Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

June 26, 2024

Filed via EDGAR
Mr. Timothy Worthington
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Invesco Advantage Municipal Income Trust II
     CIK No. 0000908993; 1940 Act No. 811-07868
Invesco Bond Fund
     CIK No. 0000005094; 1940 Act No. 811-02090
Invesco California Value Municipal Income Trust
     CIK No. 0000895531; 1940 Act No. 811-07404
Invesco High Income 2024 Target Term Fund
    CIK No. 0001698508; 1940 Act No. 811-23251
Invesco High Income Trust II
     CIK No. 0000846671; 1940 Act No. 811-05769
Invesco Municipal Income Opportunities Trust
    CIK No. 0000835333; 1940 Act No. 811-05597
Invesco Municipal Opportunity Trust
     CIK No. 0000884152; 1940 Act No. 811-06567
Invesco Municipal Trust
     CIK No. 0000877463; 1940 Act No. 811-06362
Invesco Pennsylvania Value Municipal Income Trust
     CIK No. 0000895528; 1940 Act No. 811-07398
Invesco Quality Municipal Income Trust
     CIK No. 0000885125; 1940 Act No. 811-06591
Invesco Senior Income Trust
     CIK No. 0001059386; 1940 Act No. 811-08743
Invesco Trust for Investment Grade Municipals
     CIK No. 0000880892; 1940 Act No. 811-06471
Invesco Trust for Investment Grade New York Municipals
     CIK No.  0000883265; 1940 Act No. 811-06537
Invesco Value Municipal Income Trust
     CIK No. 0000885601; 1940 Act No. 811-06590
     (each of the above, a “Fund”)

Dear Mr. Worthington:

On behalf of the above-referenced Funds, submitted herewith under the EDGAR system, are the Funds’ responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you communicated to Mena Larmour on June 25, 2024 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”).  The Proxy Statement was filed with the SEC on June 17, 2024. The Proxy Statement relates to the Joint

Annual Meeting of Shareholders of the Funds and Joint Special Meeting of Shareholders of the Funds, each scheduled to be held on August 29, 2024.

Each comment from the Staff is summarized below, followed by the Funds’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.
Comment: Where applicable, please briefly outline shareholder rights of appraisal or similar rights of dissenters with respect to any matter to be acted upon and indicate any procedures required to be followed by dissenting security holders in order to perfect such rights, including any deadlines. If shareholders do not have appraisal rights, please affirmatively so state in the Proxy Statement.

Response: Disclosure indicating that the shareholders have no appraisal rights with respect to their shares will be added to the “Voting at the Meetings” section of the Proxy Statement.

2.
Comment:  Please state supplementally which two trustees of the Funds are elected solely by the Preferred Shareholders of the applicable Funds in accordance with Section 18(a)(2)(C) of the 1940 Act.

Response:  The Funds confirm that Anthony J. LaCava, Jr. and Prema Mathai-Davis are elected solely by the Preferred Shareholders of the applicable Funds.

3.
Comment: In the section titled “Important Information To Help You Understand and Vote on the Proposals” under the question “Proposal 2 of the Second Meeting – What Are These Non-Standard Fundamental Investment Restrictions,” please clarify which state securities laws or other regulatory authorities are outdated or no longer effective.

Response: The Funds have revised the disclosure as requested.

4.
Comment:  Under the section titled “Voting at the Meetings – Broker Non-Votes,” the Staff notes that the Second Meeting relates entirely to non-routine matters. Please amend the disclosure to note that if a beneficial owner of a Fund does not provide voting instructions to the broker with respect to the Proposals in the Second Meeting, the broker cannot give a proxy and such shares will not be counted as present for quorum purposes.

Response:  The Funds respectfully note that pursuant to the Funds’ governing documents, broker non-votes do not represent votes cast for a proposal but will be counted for purposes of determining whether a quorum is present. Specifically, Article IV, Section 11 of each Fund’s Amended and Restated Bylaws states “At any meeting of Shareholders, the [Fund] will consider broker non-votes, if any, as ‘entitled to vote,’ and therefore present for purposes of determining whether a quorum is present at the meeting and the percentage of outstanding Shares present in person or by proxy and entitled to vote at the meeting.” Additionally, the Funds are not in a position to opine on whether a broker is permitted or not permitted to return a proxy card, and therefore respectfully decline to make the proposed change.

5.	Comment: Please provide information regarding the principal underwriter of the Funds, including the underwriter’s name and address.

Response: The Funds respectfully submit that they do not have a current principal underwriter.
6.
Comment:  Please confirm that, if the Standard Restriction Proposals are approved, each Fund’s registration statement will explain for each fundamental policy what is currently required or permitted by the 1940 Act and the rules and regulations thereunder, or by the interpretive guidance thereof by the SEC or SEC staff.

Response: Each Fund confirms that it will add the requested disclosure in any future registration statements filed by the Fund.

Please direct questions or comments relating to the above to me at 215-564-8014 or Jennifer Hillman at 215-564-8623.

Very truly yours, /s/ Mena Larmour Mena Larmour

3